Exhibit 15.2

Management’s Discussion and Analysis of Financial Condition and
Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Business” and our consolidated financial statements and the related notes included elsewhere in this registration statement. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this registration statement.

Overview

We are a global energy-saving Bitcoin mining operator and a clean-tech company that integrates the bitcoin mining, power and heating industries. Since our founding in 2019, we have been committed to developing comprehensive energy-saving solutions that can optimize the major costs of bitcoin mining and promote clean energy transition. The uniqueness of our solutions is that we use proprietary liquid cooling and waste heat recovery technology for bitcoin mining machines, which utilizes waste heat generated from bitcoin mining ASIC chips at 90% thermal efficiency to provide recycled energy in form of steady 60-70°C hot water to potential heating customers while lowering mining operating costs. Our mission is to globally become the most energy-efficient digital asset mining operation company, while simultaneously promote the clean transition of the bitcoin mining, power and heating industries.

We provide a full suite of specialized services, including mining machines purchase, hosting, mining pool service, energy-saving technologies and solutions, to digital asset mining customers. Our target customers include both large-scale miners and institutional investors. Target institutional investors include entities that are diversifying their portfolios by adopting digital asset-mining assets, which can be a more economic approach to acquire digital assets as compared to buying such assets on secondary markets. Starting from 2022, we began to develop our self-owned mining operations. Our mining operation is currently based on electricity generated from natural gas and is gradually shifting to alternative energy sources such renewable energies. Strategically, we focus on deploying SAIHUB CAB in our mining operation globally, which is a cabinet that applies our proprietary chip liquid cooling and waste heat recovery technologies, reutilize excessive heat generated by bitcoin mining ASIC chips and provide steady hot water for agricultural, commercial, residential and industrial large-scale heating applications. This product and solution can reduce aggregate carbon emissions compared to traditional stand-alone heating and bitcoin mining, while also reducing the mining operation costs by potentially selling the waste heat.

Our net revenues were $1.96 million and $17.04 million for years ended December 31, 2020, and 2021, respectively. Our net income was $0.4 million for the year ended December 31, 2020, and net loss was $16.7 million for the year ended December 31, 2021.

Major Factors Affecting Our Results of Operations

Our revenue comprises a combination of sales of high-performance digital asset mining machines, hosting service fee and income from our mining pool. We expect our future revenue will include block rewards and bitcoin transaction fees, earned for verifying transactions in support of the blockchain, resales of waste heat from our SAIHUB CAB operation to be deployed and any technology-related types of charge based on our intellectual property.

Factors affecting our sales of digital mining machines and hosting service fee

Regulatory Environment in Kazakhstan And Other Countries We Operate

During 2021, we relocated our mining operation to Kazakhstan, and we expect some of our future operations in 2022 would be located in Kazakhstan and other countries in North America and globally that we are entering into. The regulatory environment for the digital asset mining industry in Kazakhstan and these countries are developing and evolving, creating both challenges and opportunities that could affect our financial performance. For example, at the beginning of January 2022, surges in fuel prices triggered national unrest throughout Kazakhstan which subsequently resulted in significant national disruptions to the nation’s bitcoin mining operations’ access to reliable sources of energy and internet access. From January 24, 2022, to January 31, 2022, the state-run Kazakhstan Electricity Grid Operating Company additionally cut off the nation’s electricity to bitcoin and cryptocurrency mining companies. As a result, during this time period, bitcoin and cryptocurrency miners did not have access to power for bitcoin and cryptocurrency mining purposes and were required to halt their operations. The cut-off of power to us and other bitcoin mining companies’ operations during January 2022 is expected to negatively impact our operations for the period, as our hosting services are directly correlated with its customers mining operations.

In early February 2022, there were rumours distributed on the Internet saying that the president of Kazakhstan, Kassym-Jomart Tokayev, called for a higher tax on crypto mining. This included increasing the current electricity tax on bitcoin mining operation from the current effective rate of $0.0023 per kilowatt of power to potentially a higher rate, as well as a potential mandatory import tax on bitcoin mining equipment. As the date of this report, our legal counsel in Kazakhstan advised us that the government is still discussing and drafting amendments to the Tax Code and any laws related to these new regulations to digital asset mining activities in the country and none of these new regulations have been put into enforcement. It is uncertain if the tax surcharge or import tax will ever be approved. See the section entitled “Recent Developments — Kazakhstan” of this registration statement for additional information.

Due to the relatively short history of digital asset mining industry in Kazakhstan and other countries that we are entering into, these governments have not adopted a clear regulatory framework governing our industry. We will continue to make efforts to ensure that we are compliant with the existing laws, regulations and governmental policies relating to our industry and to comply with new laws and regulations or changes under existing laws and regulations that may arise in the future.

Availability of Secure and Sustainable Power Supply

Following the ban on digital asset mining by the Chinese government in May 2021, the bitcoin mining industry has come to realize that the availability of secure and sustainable power supply has been the paramount factor in conducting bitcoin mining operations. We will continue to explore clean and cost-effective power supplies and build up readily accessible infrastructure to operate the mining machines for our hosting clients and for self-owned mining machines.

Ability to Acquire Customers Effectively

Our ability to increase the hosting clients largely depends on its ability to attract potential clients through sales and marketing efforts. Presently, we have built up a high-quality customer log on the back of our secured power supply and mining operation capability in Kazakhstan, and we are also expanding into North American and European countries.

Our future sales and marketing efforts will include those related to customer acquisition and retention, and general marketing. We intend to continue to dedicate significant resources to our clean energy solutions, proprietary waste heat recovery technology and constantly seek to minimize the total cost of mining operation, in particular with regard to cost of electricity and cost of heat.

Factors affecting block rewards and bitcoin transaction fees

Block rewards are fixed, and the bitcoin network is designed to periodically reduce them through halving. Currently the block rewards are fixed at 6.25 bitcoin per block, and it is estimated that it will halve again to 3.125 bitcoin in March 2024.

Market Price of Bitcoin

Our business is heavily dependent on the spot price of bitcoin. The prices of cryptocurrencies, specifically bitcoin, have experienced substantial volatility, which may reflect “bubble” type volatility, meaning that high or low prices may have little or no merit, may be subject to rapidly changing investor sentiment, and may be influenced by factors such as technology, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Bitcoin (as well as other cryptocurrencies) may have value based on various factors, including their acceptance as a means of exchange by consumers and producers, scarcity, and market demand. As of April 29, 2022, SAI held 2.38 bitcoins, which does not represent a significant increase compared to 2.04 bitcoins as of December 31, 2021, which are held in our cold wallet. The impairment loss resulting from the bitcoin price collapse in January 2022 was $9,503, based on the bitcoin amount multiplied by the difference of prevailing bitcoin price on December 31, 2021, and January 31, 2022.

Halving

Further affecting the industry, and particularly for the bitcoin blockchain, the cryptocurrency reward for solving a block is subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a Proof-of-Work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving”. For bitcoin, our most significant cryptocurrency asset to which the majority of our mining power is devoted, the reward was initially set at 50 bitcoin currency rewards per block. The bitcoin blockchain has undergone halving three times since its inception as follows: (1) on November 28, 2012, at block 210,000; (2) on July 9, 2016 at block 420,000; (3) on May 11, 2020 at block 630,000, when the reward was reduced to its current level of 6.25 bitcoin per block. The next halving for the bitcoin blockchain is anticipated to occur in March 2024 at block 840,000. This process will reoccur until the total amount of bitcoin currency rewards issued reaches 21 million and the theoretical supply of new bitcoin is exhausted, which is expected to occur around 2140. Many factors influence the price of bitcoin and other cryptocurrencies, and potential increases or decreases in prices in advance of or following a future halving is unknown.

Transaction Fees

Bitcoin miners also collect transaction fees for each transaction they confirm. Miners validate unconfirmed transactions by adding the previously unconfirmed transactions to new blocks in the blockchain. Miners are not forced to confirm any specific transaction, but they are economically incentivized to confirm valid transactions as a means of collecting fees. Miners have historically accepted relatively low transaction confirmation fees, because miners have a very low marginal cost of validating unconfirmed transactions; however, unlike the fixed block rewards, transaction fees may vary, depending on the consensus set within the network.

As the use of the bitcoin network expands and the total number of bitcoin available to mine declines, and the block rewards also decline over time, we expect the mining incentive structure to transition to a higher reliance on transaction confirmation fees, and the transaction fees to become a larger proportion of the revenues to miners.

Non-GAAP Financial Measures

We are providing supplemental financial measures for (i) non-GAAP income from operations that excludes the impact of depreciation and amortization of fixed assets, impairment losses on mined cryptocurrency, server maintenance contract amortization and stock compensation expense and (ii) non-GAAP net income and non-GAAP diluted earnings per share that exclude the impact of depreciation and amortization of fixed assets, impairment losses on mined cryptocurrency, change in fair value of warrant liability, server maintenance contract amortization and stock compensation expense, net of withholding taxes. These supplemental financial measures are not measurements of financial performance under generally accepted accounting principles in the United States (“GAAP”) and, as a result, these supplemental financial measures may not be comparable to similarly titled measures of other companies. Management uses these non-GAAP financial measures internally to help understand, manage, and evaluate our business performance and to help make operating decisions.

We believe that these non-GAAP financial measures are also useful to investors and analysts in comparing our performance across reporting periods on a consistent basis. The first supplemental financial measure excludes non-cash operational expenses that we believe are not reflective of our general business performance such as (i) depreciation and amortization of fixed assets, (ii) significant impairment losses on mined cryptocurrency, (iii) server maintenance contract amortization and (iv) stock-based compensation expense, net of withholding taxes that could vary significantly in comparison to other companies.

The second set of supplemental financial measures excludes the impact of (i) depreciation and amortization of fixed assets, (ii) significant impairment losses on mined cryptocurrency, (iii) change in fair value of warrant liability (iv) server maintenance contract amortization and (v) stock-based compensation expense, net of withholding taxes. We believe the use of these non-GAAP financial measures can also facilitate comparison of our operating results to those of our competitors.

Non-GAAP financial measures are subject to material limitations as they are not in accordance with, or a substitute for, measurements prepared in accordance with GAAP. For example, we expect that share-based compensation expense, which is excluded from Non-GAAP financial measures, will continue to be a significant recurring expense over the coming years and is an important part of the compensation provided to certain employees, officers, and directors. Similarly, we expect that depreciation and amortization of fixed assets will continue to be a recurring expense over the term of the useful life of the assets. We also will exclude impairment losses on mined cryptocurrency from the Non-GAAP financial measures, which may occur in future periods as a result of our continued holdings of significant amounts of bitcoin. Our Non-GAAP financial measures are not meant to be considered in isolation and should be read only in conjunction with our Consolidated Condensed Financial Statements, which have been prepared in accordance with GAAP. We rely primarily on such Consolidated Financial Statements to understand, manage, and evaluate our business performance and use the Non-GAAP financial measures only supplementally.

The following is a reconciliation of our Non-GAAP net (loss) income for the years ended December 31, 2021 and 2020 and the period from March 28 (inception) to December 31, 2019 respectively, which excludes the impact of (i) stock-based compensation expense, to our most directly comparable GAAP measures for the periods indicated:

	For the Year Ended December 31,		From March 28 (inception) to December 31,
	2021	2020	2019
Reconciliation of non-GAAP net (loss) income:
Net (loss) income	$(16,704)	$403	$(78)
Stock-based Compensation Expense	14,457	—	—
Non-GAAP net (loss) income	$(2,247)	$403	$(78)

Results of Operations

For the year ended December 31, 2020, and 2021

The following table shows key components of our results of operations for the years ended December 31, 2020, and 2021, in dollars and as a percentage of fluctuations (dollars in thousands).

	For the year ended December 31,		Change
	2021	2020	Amount	%
Revenues
Sales of products	$6,958	1,462	5,496	376
Hosting service	2,600	413	2,187	530
Mining pool	7,480	—	7,480	n/a
Agency service		82	(82)	(100)
Total revenues	17,038	1,957	15,081	771
Cost of revenues
Sales of products	5,948	606	5,342	882
Cost of services	2,434	449	1,985	442
Mining pool	7,392	—	7,392	n/a
Total cost of revenues	15,774	1,055	14,719	1,395
Gross (loss)/profit	1,264	902	362	40

Sales and marketing expenses	14,779	1	14,778	1,477,800
General and administrative expenses	2,383	231	2,152	932
Research and development expenses	419	348	71	20
Impairment of long-lived assets	135	40	95	238
Total operating expenses	17,716	620	17,096	2,757

Profit (Loss) from operations	(16,452)	282	(16,734)	(5,934)
Other income(expense), net	(228)	174	(402)	(231)
Profit(loss) before income tax expense	(16,680)	456	(17,136)	(3,758)
Income tax expenses	(24)	(53)	(29)	(55)
Net Profit (Loss)	(16,704)	403	(17,107)	(4,245)
Foreign currency translation gain	57	28	29	104
Total comprehensive loss	(16,647)	431	(17,078)	(3,962)

n/a	Not applicable

Revenues

Sales of products.    Sales of products represented the sales of high-performance digital asset mining machines to end customers. The revenue of sales of products was $1.5 million and $6.9 million for the years ended December 31, 2020, and 2021, respectively, increasing by $5.4 million, or 379%. The sales of products business were started in the second half of 2020.

Hosting service.    Hosting service represented the provision of hosting service and daily maintenance of servers to customers. The hosting service revenue increased by $2.2 million, or 530%, from $0.4 million for the year ended December 31, 2020 to $2.6 million for the year ended December 31, 2021. The increase was mainly due to expansion of our hosting capacity and the increase in customer demand as well as driven by higher average bitcoin price.

Mining Pool.    Mining pool income represents revenues from the company’s self-owned sai.plus mining pool which was started in 2021, representing mining rewards from sai.plus mining pool. The Company allocates mining rewards to each pool participant, mainly our hosting clients, net of the pool operator fees based on the sharing mechanism predetermined and records as cost of mining pool revenue.

Cost of revenues

Cost of revenues primarily included the cost for the purchase of high-performance digital asset mining machines and the direct costs incurred for the provision of hosting service and mining rewards allocated to each provider of pool participant in exchange for their computing power contributed to the mining pool.

The cost of revenues increased by $14.72 million or 1,395%, from $1.06 million for the year ended December 31, 2020, to $15.77 million for the year ended December 31, 2021. The increase in cost of revenues was basically in line with the increase in revenue.

Gross (loss)/profit and gross margin

Our gross profit increased by $0.36 million, from $0.9 million for the year ended December 31, 2020, to gross profit of $1.26 million for year ended December 31, 2021. Gross profit as a percentage of revenue (“gross margin”) was 7.42% and 46% for the year ended December 31, 2021 and 2020, respectively. The decrease of gross margin is mainly due to two reasons, on one had the margin of sales of products fell from 58% in 2020 when the bitcoin price was low, the bitcoin mining machine market is less active and less competitive, rendering the Company easier to gain a profit, to 14% in 2021 when the bitcoin price went up and the market turned more competitive, and resulted in thinner profit. On the hand the gross margin of mining pool business is 1.2%, lowering the overall gross margin level.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of travelling expenses to participate in marketing activities. Selling and marketing expenses increased by $14.78 million from 0.001 million for the year ended December 31, 2020, to $14.78 million for the year ended December 31, 2021. The increase was mainly due to share-based payment of $14.5 million as a result of awarded restricted shares to a consultant for his service of introducing digital asset mining resources providers outside China.

General and administrative expenses

Our general and administrative expenses mainly represented salaries and bonus, office related expenses and professional service fees. General and administrative expenses increased by $2.2 million, or 901%, from $0.2 million for the year ended December 31, 2020, to $2.4 million for the year ended December 31, 2021. The increase was mainly attributable to an increase of $1 million in professional service fee in connection with our coming business combination with TradeUP Global and fund raising, an increase of $0.6 million in salary and bonus as a result of increased staff headcount, and an increase in office-related expenses of $0.4 million which is in line with the expansion of business.

Research and development expenses

Our research and development expenses mainly represented amortization expense of intangible assets and costs for the development of waste heat recovery technology. Research and development expenses increased by $0.1 million, or 20%, from $0.3 million for the year ended December 31, 2020, to $0.4 million for the year ended December 31, 2021. The increase was mainly attributable to expenses in connection with enhancing our SAIHUB product capabilities.

Impairment of long-lived assets

Our impairment of long-lived assets consists of impairment provided for construction in process, the value of which management determined not recoverable due to changes in the regulatory environment in the PRC. Impairment of long-lived assets was $0.04 million and $0.13 million for the year ended December 31, 2020, and 2021, respectively.

Other income(expense), net

The other expense was $0.2 million for the year ended December 31, 2021, mainly relates to the disposal of certain plants and equipment. Other income in 2020 was mainly attributable to the recognition of a one-time technology service income of $0.17 million for the provision of technology advisory service regarding waste heat recovery technology.

Net (loss)/income

As a result of the foregoing, we had net income of $0.4 million for the year ended December 31, 2020, and net loss of $16.7 million for the year ended December 31, 2021.

For the period from March 28, 2019 (inception) through December 31, 2019, and the year ended December 31, 2020

The following table shows key components of our results of operations for the period from March 28, 2019 (inception) through December 31, 2019, and for the year ended December 31, 2020, in dollars and as a percentage of fluctuations (dollars in thousands).

	From March 28 (inception) to December 31,	For the year ended December 31,	Change
	2019	2020	Amount	%
Revenues
Sales of products	$—	1,462	1,462	n/a
Hosting service	—	413	413	n/a
Agency service	—	82	82	n/a
Total revenues	—	1,957	1,957	n/a
Cost of revenues
Sales of products	—	606	606	n/a
Cost of services	—	449	449	n/a
Total cost of revenues	—	1,055	1,055	n/a
Gross profit	—	902	902	n/a

Operating expenses
Sales and marketing expenses	—	1	1	n/a
General and administrative expenses	90	231	141	157
Research and development expenses	18	348	330	1,833
Impairment of long-lived assets	—	40	40	n/a
Total operating expenses	108	620	512	474
(Loss)/income from operations	(108)	282	390	(361)
Other income, net	—	174	174	n/a
(Loss)/income before income tax expense	(108)	456	564	(522)
Income tax benefit/(expenses)	30	(53)	(83)	(277)
Net (loss)/income	(78)	403	481	(617)
Foreign currency translation (loss)/gain	(5)	28	33	(660)
Total comprehensive (loss)/income	(83)	431	514	(619)

n/a	Not applicable

Revenues

we started generating revenues in 2020, and there were no revenues for the period from March 28, 2019 (inception) to December 31, 2019. Net revenue was $2.0 million for the year ended December 31, 2020.

Sales of products.    Sales of products represented the sales of high-performance digital asset mining machines to end customers. The revenue of sales of products was $1.5 million for the year ended December 31, 2020.

Hosting service.    Hosting service represented the provision of hosting service and daily maintenance of servers to customers. The hosting service revenue was $0.4 million for the year ended December 31, 2020.

Agency service.    Agency service represented the agency service to a customer for discovering electricity resources and identifying business partners abroad. Agency service revenue was $0.1 million for the year ended December 31, 2020.

Cost of revenues

Cost of revenues primarily included the cost for the purchase of the sales of high-performance digital asset mining machines and the direct costs incurred for the provision of hosting service. We started generating revenues during 2020, and there is no cost of revenues for the period from March 28, 2019 (inception) through December 31, 2019. The cost of revenues was $1.1 million for the year ended December 31, 2020.

Gross profit and gross margin

Gross profit was $0.9 million, and the gross margin was 46% for the fiscal year ended December 31, 2020.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of travelling expenses to participate in marketing activities. Selling and marketing expenses were $0.001 million for the year ended December 31, 2020. No selling and marketing expenses incurred for the period from March 28, 2019 (inception) through December 31, 2019.

General and administrative expenses

Our general and administrative expenses mainly represented salaries and bonus, travelling expenses and professional service fee. General and administrative expenses increased by $0.1 million, or 157%, from $0.09 million for the period from March 28, 2019 (inception) through December 31, 2019, to $0.2 million for the year ended December 31, 2020. The increase was mainly attributable to an increase of $0.05 million in salary and bonus as a result of increased staff headcount, an increase of $0.03 million in professional service fee in connection with fund raising and an increase in office related expenses of $0.03 million which was in line with the business expansion.

Research and development expenses

Our research and development expenses mainly represented salaries and bonus to the research and development staff and costs for the development of waste heat recovery technology. Research and development expenses increased by $0.3 million, or 1833%, from $0.02 million for the period from March 28, 2019 (inception) through December 31, 2019, to $0.3 million for the year ended December 31, 2020. The increase was mainly attributable to an increase of $0.1 million in salary and bonus as a result of increased research staff headcount, and an increase of $0.1 million in service fee for technology development service.

Impairment of long-lived assets

Our impairment of long-lived assets consists of impairment provided for construction in process due to changes in the regulatory environment in the PRC. Impairment of long-loved assets was $0.04 million for the year ended December 31, 2020. No impairment of long-lived assets was incurred for the period from March 28, 2019 (inception) through December 31, 2019.

Other income, net

Other income, net primarily consisted of the provision of a one-time technology service income. Other income, net increased by $0.2 million, from nil for the period from March 28, 2019 (inception) to December 31, 2019, to $0.2 million for the year ended December 31, 2020. The increase was contributed by the recognition of a one-time technology service income of $0.2 million for the provision of technology advisory service regarding waste heat recovery technology.

Net (loss)/income

As a result of the foregoing, we had net loss of $0.1 million for the period from March 28, 2019 (inception) through December 31, 2019, as compared to net income of $0.4 million for the year ended December 31, 2020.

Liquidity and Capital Resources

For the year ended December 31, 2021, we had a net loss of $16.7 million and net cash outflow in operating activities of $1.1 million. For the year ended December 31, 2020, we had a net profit of $0.4 million and net cash outflow in operating activities of $1.0 million. As of December 31, 2021, our consolidated current assets exceeded our consolidated current liabilities by $5.5 million, we had cash and cash equivalents of $4.5 million, and accumulated deficit of $16.2 million. On April 29, 2022 we were merged into SAI.TECH Global Corporation and raised a net proceed of $19 million from the merger transaction. We believe our current cash on hand is sufficient to meet our operating and capital requirement for at least the next twelve months from the date these financial statements are issued.

We continue to explore opportunities to grow our business. However, we have not yet achieved a business scale that is able to generate a sufficient level of revenues to achieve positive cash flows from operating activities, and we expect the negative cash flows from operations will continue for the foreseeable future. While we have sufficient cash for the next twelve months from the date these financial statements are issued, if we are unable to grow the business to achieve economies of scale in the future, it will become even more difficult for us to sustain a sufficient source of cash to cover our operating costs. We plan to raise additional capital, including among others, obtaining debt financing, to support our future operation. There can be no assurance, however, that we will be able to obtain additional financing on terms acceptable to us, in a timely manner, or at all.

As a Cayman exempted and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our wholly foreign-owned subsidiary in China may provide Renminbi funding to our consolidated VIE only through entrusted loans. On August 31, 2021, we have terminated control agreements with Beijing Saire Technology Co., Ltd (“Beijing SAI”), a variable interest entity, and Beijing SAI’s shareholders, as a result our corporate structure no longer contains any VIE structure and our operations are no longer subject to limits and uncertainties applicable to those with a VIE structure. However, we will continue to be dependent on access to distributions of cash from our other subsidiaries.

The following table sets forth a summary of our cash flows for the periods indicated (dollars in thousands).

	From March 28 (inception) to December 31, 2019	For the year ended December 31, 2020	For the year ended December 31, 2021
Net cash (used in)/provided by operating activities	$1	$(1,035)	$(983)
Net cash used in investing activities	(15)	(759)	(3,970)
Net cash provided by financing activities	145	2,892	8,191
Effect of exchange rate changes on cash and cash equivalents	(1)	72	(61)
Net increase in cash and cash equivalents	130	1,170	3,177
Cash and cash equivalents at the beginning of the period	—	130	1,300
Cash and cash equivalents at the end of the period	130	1,300	4,477

Operating Activities

Net cash used in operating activities for the year ended December 31, 2021, was $1 million, as compared to $1 million for the year ended December, 2020. For the year ended December 2021, the cash outflow mainly reflected net loss of $16.7 million, with an add-back of share-based payment of 14.5 million, an increase in accounts receivable of $1.1 million, partially offset by an increase in accounts payable of $1.2 million and a decrease in amount due from related parties of $0.6 million. Net cash used in operating activities for the year ended December 31, 2020, was $1.0 million, as compared to $0.001 million provided by operating activities for the period from March 28, 2019 (inception) through December 31, 2019. For the year ended December 31, 2020, the cash outflow mainly reflected the increase in inventory of $0.9 million, an increase in amount due from related parties of $0.6 million, and an increase in deposits, prepayment and other current assets of $0.2 million, offset by the net income of $0.4 million and an increase in other payables and accrual liabilities of $0.2 million. For the period from March 28, 2019 (inception) through December 31, 2019, the cash inflow mainly reflected an increase in advance from customers of $0.2 million, offset by net loss of $0.1 million and an increase in deposits, prepayment and other current assets and amount due from related parties of $0.1 million.

Our operating activities are denominated in U.S. dollar for our operations outside of China and in Renminbi (“RMB”) for our research and development activities in China. Our agreements regarding hosting operations in Kazakhstan are denominated in U.S. dollars and settled with both the customer and power supplier in U.S. dollars, not in Kazakhstani tenge. Thus, Our operations are currently not exposed to the fluctuations of the Kazakhstani tenge.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2021, was $4 million, as compared to $0.8 million for the year ended December 31, 2020. Cash outflow for the year ended December 31, 2021, mainly reflected the purchase of bitcoin mining machine and mining foldbox for the hosting service of $4 million.

Net cash used in investing activities for the year ended December 31, 2020, was $0.8 million, as compared to $0.02 million for the period from March 28, 2019 (inception) through December 31, 2019. For the year ended December 31, 2020, the cash outflow reflected the purchase of property and equipment of $0.3 million and purchase of intangible assets of $0.4 million. For the period from March 28, 2019 (inception) through December 31, 2019, the cash outflow reflected the purchase of property and equipment of $0.02 million.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2021, was $8.2 million, as compared to $2.9 million for the year ended December 31, 2020. For the year ended December 31, 2021, the cash inflow reflected the proceeds from issuance of preferred shares of $8.1 million.

Net cash provided by financing activities for the year ended December 31, 2020, was $2.9 million, as compared to $0.1 million for the period from March 28, 2019 (inception) through December 31, 2019. For the year ended December 31, 2020, and for the period from March 28, 2019 (inception) through December 31, 2019, the cash inflow reflected the proceeds from issuance of preferred shares of $2.9 million and $0.1 million, respectively.

Capital Expenditures

We made capital expenditures of $4 million, $0.8 million and $0.02 million for the year ended December 31, 2021, 2020 and for the period from March 28, 2019 (inception) through December 31, 2019, respectively. Our capital expenditures have been used primarily to purchase of electronic equipment and intangible assets, such as purchased software. We estimate that our capital expenditures will increase moderately in the following two or three years to support the expected growth of its business. We anticipate funding our future capital expenditures primarily with net cash flows from operating activities and financing activities.

Contractual Obligations and Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, we do not believe these actions, in the aggregate, will have a material adverse impact on our financial position, results of operations or liquidity. We are not aware of any material pending or threatened claims and litigation since March 28, 2019, and through December 31, 2021.

We did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2021.

Below is a table setting forth all our contractual obligations as of December 31, 2021, which consists of operating lease obligations for our operation in Kazakhstan which was started in August 2021 and office lease:

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years
Contractual Obligations
Operating lease obligations	$62,648	$33,748	$28,500
Total	62,648	33,748	28,500

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Holding Company Structure

We are a holding company with no material operations of our own. As most of our historic operations were conducted through our PRC (excluding Hong Kong) subsidiary and VIE, our ability to pay dividends is primarily dependent on receiving distributions of funds from our PRC subsidiary and VIE. WOFE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, WOFE and its VIE are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, WOFE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and its VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

On August 31, 2021, we have terminated control agreements with Beijing Saire Technology Col, Ltd, our variable interest entity, and Beijing SAI’s shareholders, as a result our corporate structure no longer contains any VIE structure and our operations are no longer subject to limits and uncertainties applicable to those with a VIE structure. Based on substantially all of our operations in foreign subsidiaries, including Kazakhstan, our ability to pay future dividends will be primarily dependent on receiving distributions of funds from our subsidiaries.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Our credit risk arises from cash and cash equivalents, accounts receivable, other receivables in deposits, prepayments and other current assets, net and amount due from related parties. As of December 31, 2020, and December 31, 2021, all of our cash and cash equivalents were held by major financial institutions located in Mainland China and Hong Kong. We believe that these financial institutions are of high credit quality. For accounts receivable, we extend credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. Further, we review the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, we consider that our credit risk for accounts receivable is significantly reduced. For amounts due from related parties and other receivables in deposits, prepayments and other current assets, we provide advances to the officers and third parties for daily operation. The credit risk is mitigated by ongoing monitoring process of outstanding balance and timely collection when there is no immediate need for such advances.

Customer Concentration Risk

For the year ended December 31, 2021, four customers accounted for 20%, 14%, 36% and 11% of Our total revenues. For the year ended December 31, 2020, two customers accounted for 37% and 35% of our total revenues. No other customer accounted for more than 10% of our revenues for the years ended December 31, 2021 and 2020.

As of December 31, 2021, one customer accounted for 100% of the total balance of our accounts receivable. As of December 31, 2020, four customers accounted for 65%, 13%, 11% and 10% of the total balance of our accounts receivable. No other customer accounted for more than 10% of our accounts receivable as of December 31, 2021 and 2020.

Liquidity Risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we may seek loans from financial institutions to obtain short-term funding to meet any liquidity needs.

Foreign Currency Risk

Substantially all of our operating activities and our assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (“PBOC”) or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Inflation risk

Since our inception in 2019, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 31, 2021, 2020, and 2019 were increases of 3.13%, 2.5% and 2.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if Kazakhstan or other jurisdictions where we conduct our business experiences higher rates of inflation in the future.

Critical Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of us, our subsidiaries and our consolidated VIE, of which we are the primary beneficiary, from the dates they were acquired or incorporated. All inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that we believe to be reasonable under the circumstances. Significant accounting estimates reflected in our consolidated financial statements include but are not limited to estimates and judgments applied in determination of allowance for doubtful receivables, impairment losses for long-lived assets including intangible assets, valuation allowance for deferred tax assets, fair value measurement for preferred shares. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Foreign Currency Translation And Transactions

Historically, our principal country of operations was the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. Our financial statements are reported using U.S. Dollars (“US$” or “$”). Assets and liabilities are translated using the exchange rate at each balance sheet date. The statements of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period, and shareholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive (loss)/income in shareholders’ equity.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect our financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	As of December 31,
	2019	2020	2021
Balance sheet items, except for equity accounts	6.9618	6.5250	6.3726

	From March 28 (inception) to December 31, 2019	For the year ended December 31, 2020	For the year ended December 31, 2021
Items in the statement of operation and comprehensive (loss)/income, and statement of cash flow	6.9564	6.9042	6.4000

No representation is intended to imply that the RMB amounts could have been, or could be, realized or settled into US$ at that rate stated above, or at any other rate.

Fair Value of Financial Instruments

Our financial instruments primarily consist of cash and cash equivalents, accounts receivable and amount due from related parties. The carrying values of these financial instruments approximate fair values due to their short term in nature.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

●	Level 1 — Quoted prices in active markets for identical assets or liabilities.

●	Level 2 — Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. We evaluate our hierarchy disclosures each quarter.

Revenue Recognition

In accordance with ASC Topic 606, revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, we perform the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation. We assess our revenue arrangements against specific criteria in order to determine if we are acting as principal or agent.

Sales of products.    Revenues are generated from sales of products when we act as principal for the sales of high-performance digital asset mining machines to end customers. We present the revenue generated from our product sales on a gross basis as we have control of the goods and have the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, we also assess whether we are primarily obligated in these transactions, are subject to inventory risk, have latitude in establishing prices, or have met several but not all of these indicators. Revenues are measured as the amount of consideration we expect to receive in exchange for transferring control of products to customers. Consideration from product sales is recorded net of value-added tax, and there is generally no other performance obligation other than the delivery of products. Proceeds from product sales are recognized at the point in time when the receipt of product is confirmed by the customer.

Hosting service.    Revenues are generated from hosting service and daily maintenance of servers for customers throughout the contractual period. The single performance obligation is to provide an environment for the servers to operate continuously which is satisfied over time. Such service revenue is recognized over time as the performance obligation is satisfied over the term of the contracts with customers.

Mining pool service.    We operate our mining pool, Sai.plus, to enable providers of computing power (“pool participants”) to participate in crypto-mining activities in an efficient manner in the blockchain network, in exchange for a fee (“pool operator fee”) for our coordination efforts as the pool operator. We receive all the mining rewards in our own name, and then allocate mining rewards to each pool participant net of the pool operator fees based on the sharing mechanism predetermined. The mining rewards include the block rewards and the transaction verification fees related to the transactions included in the block.

We consider ourselves the principal in transactions with the blockchain networks and recognizes the mining pool revenue on a gross basis. The performance obligation is to create or validate each block. Revenue is recognized at the point when the block creation or validation is complete, and we have received the rewards. Revenue is measured at the fair value of rewards upon receipt, which is not materially different than the fair value at contract inception. We consider ourselves the principal in transactions with the blockchain networks as we coordinate all the computing power within the mining pool, deliver such aggregated computing power to the blockchain network, collect centrally all mining rewards and distribute them in accordance with the predetermined sharing mechanisms. We have control over the pool participants’ computing power. Although the pool participants can enter and exit the pool at will and deploy the qualifying types of mining machines at the choices of the pool participants, during the mining process, we dictate the tasks and the participants’ mining machines merely follow the allocation prescribed by us. As a result, we are primarily responsible for fulfilling the promise to provide the specified service. Further, under existing sharing mechanisms, we are exposed to the risk that actual block rewards may differ from expected rewards, therefore, bear the inventory risk before the specified service has been transferred to a customer. We provide mining pool services under Sai.plus.

Agency service.    Revenue generated from agency service represents agency service to a customer for discovering electricity resources and identifying business partners. Such agency service revenue is recognized at the point in time when the agency service is completed and confirmed by the customer.

Income Taxes

We follow the guidance of ASC Topic 740 “Income taxes” and use liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets, if based on the weight of available evidence, it is more-likely-than-not that the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in statement of operations and comprehensive (loss)/ income in the period that includes the enactment date.

Uncertain Tax Positions

We use a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result, the impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties recognized, if any, will be classified as a component of the provisions for income taxes. The tax returns of our Hong Kong and PRC subsidiaries and VIE are subject to examination by the relevant local tax authorities. According to the Departmental Interpretation and Practice Notes No.11 (Revised) (“DIPN11”) of the Hong Kong Inland Revenue Ordinance (the “HK tax laws”), an investigation normally covers the six years of the assessment prior to the year of the assessment in which the investigation commences. In the case of fraud and wilful evasion, the investigation is extended to cover ten years of assessment. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB0.1 million. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. For the period from March 28, 2019 (inception) through December 31, 2019, year ended December 31, 2020, and for the six months ended June 30, 2020 and 2021, we did not have any material interest or penalties associated with tax positions. We did not have any significant unrecognized uncertain tax positions as of December 31, 2019, 2020 or June 30, 2021. We do not expect that our assessment regarding unrecognized tax positions will materially change over the next 12 months.

Recent Issued or Adopted Accounting Standards

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendments in this ASU require the measurement and recognition of expected credit losses for financial assets held at amortized cost. The amendments in this ASU replace the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, which among other things, clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. For public entities, the amendments in these ASUs are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. According to ASU 2019-10, the effective date of ASU No. 2016-13 and its subsequent updates for all other entities was deferred to for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. SAI is currently evaluating the impact on its consolidated financial position and results of operations upon adopting these amendments.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our consolidated financial position and results of operations upon adoption

Internal Control over Financial Reporting

Prior to the Business Combination, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, We and our independent registered public accounting firms identified two material weakness in our internal control over financial reporting as of December 31, 2021, 2020 and 2019. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to: (i) lack of sufficient resources with GAAP and the SEC reporting experiences in the accounting department to provide accurate information on a timely manner; and (ii) lack of the key monitoring mechanisms such as internal audit department to oversee and monitor Company’s risk management, business strategies and financial reporting procedures. SAI also lacks adequate designed and documented management review controls to properly detect and prevent certain accounting errors and omitted disclosures in the footnotes to the consolidated financial statements.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness or significant deficiency in our internal control over financial reporting, as we will be required to do once we become a public company and our independent registered public accounting firm may be required to do once we cease to be an emerging growth company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses may have been identified.

To remediate the material weakness identified in internal control over financial reporting, we have begun, and will continue to : (a) continuing our efforts to set up the internal audit department, and enhance the effectiveness of the internal control system; (b) continuing our efforts to implement necessary review and controls at related levels and all important documents and contracts (including all of its subsidiaries) will be submitted to the office of its Chief Administrative Officer and Chief Financial Officer for retention and review, and (c) hire qualified consultant to assess Sarbanes-Oxley Act compliance readiness, to assess where we can improve our overall internal control over financial reporting function, and to assist us in implementing improvements where necessary. See “Risk Factors — Risks Related to TradeUP and the Business Combination — New SAI’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to us after the Business Combination is consummated could harm our business.

As a company with less than $1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

SAITECH Limited

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm Audit Alliance LLP (Firm ID: 3481)	17
Report of Independent Registered Public Accounting Firm Marcum Bernstein & Pinchuk LLP (Firm ID: 5395)	18
Consolidated Balance Sheets as of December 31, 2021 and 2020	19
Consolidated Statements of Operations and Comprehensive (Loss)/Income for the years ended December 31, 2021 and 2020 and for the period from March 28, 2019 (inception) through December 31, 2019	20
Consolidated Statements of Changes in Shareholders’ equity/(deficit) for the years ended December 31, 2021 and 2020 and for the period from March 28, 2019 (inception) through December 31, 2019	21
Consolidated Statements of Cash Flows for the years ended December 31, 2021 and 2020 and for the period from March 28, 2019 (inception) through December 31, 2019	22
Notes to Financial Statements	23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of SAITECH Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of SAITECH Limited and Subsidiaries (collectively, the “Company”) as of December 31, 2021, the related consolidated statements of operations and comprehensive loss, shareholders’ deficit, and cash flows for the year ended December 31, 2021, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operation and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2022.

Singapore

May 31, 2022

PCAOB ID Number 3487

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
SAITECH Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of SAITECH Limited and Subsidiaries (the “Company”) as of December 31, 2020, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity and cash flows for the period from March 28, 2019 (inception) through December 31, 2019 and for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company, as of December 31, 2020, and the consolidated results of its operations and its cash flows for the period from March 28, 2019 (inception) through December 31, 2019 and for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk llp
Marcum Bernstein & Pinchuk llp

We have served as the Company’s auditor from 2021 to 2022.

New York, NY October 15, 2021

SAITECH LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands, except for number of shares and per share data)

	As of December 31, 2020	As of December 31, 2021
	(US$)	(US$)
Assets
Current assets:
Cash and cash equivalents	1,300	4,477
Accounts receivable	51	1,174
Inventories	900	198
Cryptocurrencies	—	83
Deposits, prepayments and other current assets, net	293	948
Amount due from related parties	635	—
Total current assets	3,179	6,880

Property and equipment, net	340	4,345
Construction in process, net	98	—
Intangible assets, net	409	265
Operating lease right-of-use assets	—	43
Deferred tax asset, net	12	—
Total assets	4,038	11,533

Liabilities and equity
Current liabilities:
Accounts payable	47	1,261
Operating lease liabilities-current	—	17
Advance from customers	—	62
Accrued and other liabilities	241	25
Income tax payable	36	1
Amount due to related parties	—	30
Total current liabilities	324	1,396
Operating lease liabilities-non-current	—	27
Total Liabilities	324	1,423

Commitments and contingencies

Mezzanine equities	3,218	12,473

Shareholders’ equity/(deficit):
*Class A Ordinary shares (US$0.0001 par value; authorized 387,448,504 shares; issued and outstanding 19,020,400 shares and 19,020,400 shares as of December 31, 2020 and 2021, respectively)	2	2
*Class B Ordinary shares (US$0.0001 par value; authorized 72,000,000 shares; issued and outstanding 72,000,000 shares and 72,000,000 shares as of December 31, 2020 and 2021, respectively)	7	7
*Series Seed Preferred Shares ($0.0001 par value; 2,040,816 shares authorized, issued and outstanding as of December 31, 2020 and 2021, respectively)	1	1
Subscription receivable	(9)	(9)
Additional paid-in capital	147	13,965
Statutory reserves	33	—
Retained earnings/(accumulated deficit)	292	(16,412)
Accumulated other comprehensive income/(loss)	23	83
Total shareholders’ equity/(deficit)	496	(2,363)
Total Liabilities and shareholders’ equity/(deficit)	4,038	11,533

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these condensed consolidated financial statements

SAITECH LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
(In thousands, except for number of shares and per share data)

	From March 28 (inception) to December 31,	For the year ended December 31,
	2019	2020	2021
	(US$)	(US$)	(US$)
Revenues	—	1,957	17,038
Cost of revenues	—	1,055	15,774
Gross Profit	—	902	1,264

Sales and marketing expenses	—	1	14,779
General and administrative expenses	90	231	2,383
Research and development expenses	18	348	419
Impairment of long-lived assets	—	40	135
Total operating expenses	108	620	17,716

(Loss)/Profit from operations	(108)	282	(16,452)
Other income, net	—	174	(228)
(Loss)/Profit before income tax	(108)	456	(16,680)
Income tax benefit(expenses)	30	(53)	(24)
Net (loss)/profit	(78)	403	(16,704)

Other comprehensive loss
Foreign currency translation gain	(5)	28	57
Total comprehensive income (loss)	(83)	431	(16,647)

Loss per ordinary share*
Basic and diluted	(0.001)	—	(0.0019)

Weighted average number of ordinary shares outstanding*:
Basic & Diluted	92,980,464	93,061,216	93,061,216

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of the consolidated financial statements

 SAITECH LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)
(In thousands, except for number of shares and per share data)

	Class A Ordinary shares		Class B Ordinary shares		Series Seed Preferred shares			Additional		(Accumulated deficit)/	Accumulated other	Total shareholders’
	Number of shares*	Amount	Number of shares*	Amount	Number of shares*	Amount	Subscription receivable	paid-in capital	Statutory reserves	Retained earnings	comprehensive loss	equity/ (deficit)
		(US$)		(US$)		(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Balance, March 28, 2019 (inception)	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares	19,020,400	2	72,000,000	7	2,040,816	1	(9)	147	—	—	—	148
Net loss	—	—	—	—	—	—	—	—	—	(78)	—	(78)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	(5)	(5)
Balance, December 31, 2019	19,020,400	2	72,000,000	7	2,040,816	1	(9)	147	—	(78)	(5)	65
Net income	—	—	—	—	—	—	—	—	—	403	—	403
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	28	28
Appropriation of statutory reserves									33	(33)
Balance, December 31, 2020	19,020,400	2	72,000,000	7	2,040,816	1	(9)	147	33	292	23	496

Balance, January 1, 2021	19,020,400	2	72,000,000	7	2,040,816	1	(9)	147	33	292	23	496
Net loss	—	—	—	—	—	—	—	—	—	(16,704)	—	(16,704)
Accretion to mezzanine equities	—	—	—	—	—	—	—	(1,064)	—		—	(1,064)
Share-based payment								14,457				14,457
Disposal of an subsidiary								425	(33)			392
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	—	60	60
Balance, December 31, 2021	19,020,400	2	72,000,000	7	2,040,816	1	(9)	13,965	—	(16,412)	83	(2,363)

*	The shares are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of the consolidated financial statements

SAITECH LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	From March 28 (inception) to December 31, 2019	For the year ended December 31, 2020	For the year ended December 31, 2021
	(US$)	(US$)	(US$)
Cash flows from operating activities
Net (loss)/income	(78)	403	(16,704)
Adjustments to reconcile net income to net cash provided by/(used in) operating activities
Depreciation and amortization	1	83	309
Deferred tax	(30)	19	12
Bad debt provision	—	5	—
Impairment of long-lived assets	—	40	135
Share-based payment	—	—	14,457
Disposal of construction in progress	—	—	228
Changes in operating assets and liabilities
Accounts receivable	—	(49)	(1,122)
Cryptocurrencies	—	—	(83)
Deposits, prepayments and other current assets	(44)	(237)	(640)
Amount due from related parties	(27)	(573)	647
Accounts payable	—	45	1,213
Inventories	(1)	(851)	721
Operating lease right-of-use assets	—	—	(43)
Operating lease liabilities-current	—	—	17
Operating lease liabilities-non-current	—	—	27
Income tax payable	—	33	(36)
Advance from customers	173	(174)	69
Amount due to related parties	7	(7)	30
Other payables and accrued liabilities	—	228	(220)
Net cash provided by/(used in) operating activities	1	(1,035)	(983)

Cash flows from investing activities
Purchase of property and equipment	(15)	(325)	(3,970)
Purchase of intangible assets	—	(434)	—
Net cash used in investing activities	(15)	(759)	(3,970)

Cash flows from financing activities
Proceeds from issuance of Preferred Shares	145	2,892	8,191
Net cash provided by financing activities	145	2,892	8,191
Effect of exchange rate changes	(1)	72	(61)
Net increase in cash and cash equivalents	130	1,170	3,177
Cash and cash equivalents at beginning of the year	—	130	1,300
Cash and cash equivalents at end of the year	130	1,300	4,477

Supplemental disclosure of non-cash financing activities:
Capital injection received using equipment	—	158	—

The accompanying notes are an integral part of these consolidated financial statements

SAITECH LIMITED

Notes to Financial Statements

1.	Organization

SAITECH Limited (the “Company” or “SAITECH”), was incorporated in the Cayman Islands on February 2, 2021. The Company, through its subsidiaries, consolidated variable interest entity (the “VIE”) and the VIE’s subsidiary (collectively, the “Group”), is primarily engaged in sales of digital assets mining machines to end customers, specialized hosting service to digital asset mining customers, digital mining and mining pool service and other service globally. In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in certain industries, the Company conducts its primary business operations through Beijing Saire Technology Co., Ltd. (“Beijing SAI”), a VIE which was incorporated on March 28, 2019, and its subsidiary. The Company is ultimately controlled by Mr. Risheng Li (the “Founder”) since its establishment.

As described below, SAITECH, through a restructuring which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of the Group and consolidate the Group’s operation, assets and liabilities.

Reorganization

The Company incorporated Superlative Accelerating Infinite Limited (“Superlative Accelerating”) under the laws of the British Virgin Islands and Superlative Accelerating incorporated Silicon Asset Investment Limited (“Silicon Asset”) under the laws of Hong Kong, as its wholly-owned subsidiary, in April 2021. In April 2021, Silicon Asset incorporated a wholly-owned subsidiary, Hangzhou Dareruohan Technology Co., Ltd. (“SAI WOFE”) in Hangzhou, the PRC.

Effective on April 22, 2021, the Company acquired control over Beijing SAI and its subsidiary, Xinjiang Silicon Substrate Heating Power Co., Ltd. (“Xinjiang Silicon”) by entering into a series of contractual agreements (the “VIE Agreements”, See Note 2). The VIE Agreements enable SAI WOFE to (i) have power to direct the activities that most significantly affect the performance of Beijing SAI, and (ii) receive the benefits of Beijing SAI that could be significant to Beijing SAI. SAI WOFE is fully and exclusively responsible for the management of Beijing SAI, absorbs all risk of losses of Beijing SAI and has the exclusive right to exercise all voting rights of Beijing SAI’s shareholders. Therefore, in accordance with ASC 810 “Consolidation”, SAI WOFE is considered as the primary beneficiary of Beijing SAI and its subsidiary and has consolidated Beijing SAI’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements. Beijing SAI is controlled by the same shareholder since incorporation and after the reorganization. Accordingly, Beijing SAI became the VIE of the Company and the Company, through its wholly-owned subsidiaries, Superlative Accelerating, Silicon Asset and SAI WOFE, become the primary beneficiary of Beijing SAI and its subsidiary (the “Reorganization”).

Since the Company, its wholly-owned subsidiaries and the VIE were effectively controlled by the same shareholders immediately before and after the Reorganization completed on April 22, 2021, as described above, the Reorganization was accounted for as a recapitalization. As a result, the Group’s consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented. The consolidation of the Company, its subsidiaries and the VIE has been accounted for at historical cost, as a transaction between entities under common control in a manner similar to polling of interest.

On August 31, 2021, the Company terminated the VIE Agreements. As a result, the corporate structure of the Company no longer contains a VIE structure effective August 31, 2021. The Company moved its crypto mining related business to overseas subsidiaries by transferring all the assets and business operation of Beijing SAI to the Company because the PRC government has tightened the regulation on crypto mining business. Concurrently the shareholders of Beijing SAI agreed to withdraw the capital from Beijing SAI and reinvest the equivalent amount directly to the Company. As such the termination did not have a significant adverse impact on the financial statements either historically or going forward.

SAITECH LIMITED

Notes to Financial Statements

1.	Organization (cont.)

e.	Subsidiaries

As of December 31, 2021, the detailed information of the Group’s consolidated subsidiaries are summarized as follows:

Name of the entity	Date of incorporation	Percentage of ownership	Place of incorporation	Principle business activities
Subsidiaries
Superlative Accelerating Infinite Limited	February 5, 2021	100%	BVI	Investment holding
Sustainable Available Innovative Limited	July 14, 2021	100%	BVI	Investment holding
Silicon Asset Investment Limited	March 3, 2021	100%	Hong Kong	Investment holding
Sustainable Available Innovative Pte. Ltd.	August 18, 2021	100%	Singaproe	Investment holding
Sustainable Available Innovative Asia Ltd	August 26, 2021	100%	Republic of Kazakhstan	Investment holding
Hangzhou Dareruohan Technology Co., Ltd.	April 2, 2021	100%	PRC	Research and Development
Nanjing SuannengWuxian Techology Co. Ltd.(1)	June 4, 2020	100%	PRC	Research and Development
Variable Interest Entity (“VIE”)
Beijing Saire Technology Co., Ltd.(“Bejing SAI”) (2)	March 28, 2019	100%	PRC	Product sales, hosting service and other services

(1)	On August 9, 2021, the Company completed the acquisition of Nanjing SuannengWuxian Techology Co. Ltd. (“Nanjing SuannengWuxian”), an entity under common control by one of our principal shareholders. Nanjing SuannengWuxian provides crypto mining service to its customers.

(2)	On August 31, 2021 the Company terminated the VIE Agreements with Beijing SAI. As a result, the corporate structure of the Company no longer contains a VIE structure effective from August 31, 2021. The Company moved its crypto mining related business to overseas subsidiaries by transferring all the assets and business operation of Beijing SAI to the Company because the PRC government has tightened the regulation on crypto mining business.

Prior to August 31, 2021 total assets and liabilities presented on the Group’s consolidated balance sheets, net revenues, operating cost and expenses, and net income presented on the Group’s consolidated statements of operations and comprehensive (loss)/income, as well as the cash flows from operating, investing and financing activities presented on the Group’s consolidated statements of cash flows are substantially the financial position, result of operations and cash flows of the Company’s consolidated VIE . The following balances and amounts of the VIE were included in the Group’s consolidated financial statements as of December 31, 2020 and 2021 or for the period from March 28, 2019 (inception) through December 31, 2019, years ended December 31, 2020 and 2021

	As of December 31,
	2020	2021
	(US$)	(US$)
Total Assets	4,038	—
Total liabilities	324	—

	From March 28 (inception) to December 31, 2019	For the year ended December 31, 2020	For the year ended December 31, 2021
	(US$)	(US$)	(US$)
Net revenues	—	1,957	6,737
Net (loss)/income	(78)	403	(309)
Cash flow provided by/(used in) operating activities	1	(1,035)	3,112
Cash flow (used in)/provided by investing activities	(15)	(759)	64
Cash flow provided by/(used in) financing activities	145	2,892	(2,500)

SAITECH LIMITED

Notes to Financial Statements

2.	Summary of Significant Accounting Policies

a)	Basis of presentation

The Group’s consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

b)	Principles of consolidation

The Group’s consolidated financial statements include the accounts of the Company, its subsidiaries and its consolidated VIE, of which the Company is the primary beneficiary, from the dates they were acquired or incorporated till August 2021 when VIE agreement was terminated. All inter-company transactions and balances have been eliminated upon consolidation.

c)	Liquidity

For the year ended December 31, 2021, the Company had a net loss of $16.7 million and net cash outflow in operating activities of $1.0 million. As of December 31, 2021, our consolidated current assets exceeded our consolidated current liabilities by $5.5 million, we had cash and cash equivalents of $4.5 million, and accumulated deficit of $16.2 million. On April 29, 2022 the Company was merged into SAI.TECH Global Corporation and raised $19 million from the merger transaction. The Company believes its current cash on hand is sufficient to meet its operating and capital requirement for at least the next twelve months from the date these financial statements are issued.

d)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The Group continually evaluates these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that the Group believes to be reasonable under the circumstances. Significant accounting estimates reflected in the Group’s consolidated financial statements include but are not limited to estimates and judgments applied in determination of allowance for doubtful receivables, impairment losses for long-lived assets including intangible assets, valuation allowance for deferred tax assets, fair value of Class A Ordinary Shares to determine whether there is beneficial conversion feature (“BCF”) of the convertible preferred shares. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

e)	Foreign currency translation and transactions

Historically the Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s financial statements are reported using U.S. Dollars (“US$”). The functional currency for the Company in Cayman Island is US$. Assets and liabilities are translated using the exchange rate at each balance sheet date. The consolidated statements of operations and comprehensive (loss)/income and cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period, and shareholders’ equity/(deficit) is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive (loss)/income in shareholders’ equity.

SAITECH LIMITED

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (cont.)

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	As of December 31, 2020	As of December 31, 2021
Balance sheet items, except for equity accounts	6.5250	6.3726

	From March 28 (inception) to December 31,	For the year ended December 31,
	2019	2020	2021
Items in the consolidated statements of operations and comprehensive (loss)/income, and cash flows	6.9564	6.9042	6.4000

No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate stated above, or at any other rate.

f)	Cash and cash equivalents

Cash and cash equivalents consist of bank deposits, which are unrestricted as to withdrawal and use. The Group considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

g)	Accounts receivable

The Group records accounts receivable at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2020 and 2021, the Group recorded nil allowances for doubtful accounts against its accounts receivable, respectively.

h)	Inventories

Inventories, consisting of digital asset mining machines available for sale, are stated at the lower of cost or net realizable value. The cost of inventory is determined using the identified cost of the specific item. Inventory is written down for damaged and slow-moving digital asset mining machines, which is dependent upon factors such as historical and forecasted consumer demand and expected selling price. Write downs are recorded in cost of revenues in the consolidated statements of operations and comprehensive (loss)/income. For the period from March 28, 2019 (inception) through December 31, 2019, and the years ended December 31, 2020 and 2021, the Group did not recognize any write down on inventories.

i)	Cryptocurrency assets

Cryptocurrency assets are included in current assets in the accompanying consolidated balance sheets. Cryptocurrency assets generated from the cryptocurrency mining business and the mining pool business are accounted for in connection with the Group’s revenue recognition policy disclosed below.

Cryptocurrencies held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment quarterly, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Group has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Group concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. For the year ended December 31, 2021, no impairment loss was recorded.

SAITECH LIMITED

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (cont.)

Cryptocurrencies generated from the cryptocurrency mining business and the mining pool business as well as the cryptocurrencies distributed to mining pool participants are included within operating activities in the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in gain or loss of disposal of cryptocurrencies in the consolidated statements of operations and comprehensive (loss)/income. The Group accounts for its gains or losses in accordance with the first-in-first-out (FIFO) method of accounting.

j)	Property and equipment, net

The Group’s property and equipment are recorded at cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated on the straight-line method after taking into account their respective estimated residual values over the following estimated useful lives:

Motor vehicle	4 years
Furniture, fixture and other equipment	3 years
Electronic equipment	3-5 years
Plant	Shorter of useful life or lease term

When property and equipment are retired or otherwise disposed of, resulting gain or loss is included in net income in the period of disposition. For the period from March 28, 2019 (inception) through December 31, 2019, and the years ended December 31, 2020 and 2021, the Group did not recognize any gain or loss from disposal of property and equipment, net.

k)	Intangible assets, net

The Group’s intangible assets primarily consisted of purchased software used for specific digital asset mining machines to increase the computing power or reduce power consumption. The software is initially recorded at purchased cost and amortized on a straight-line basis over the estimated useful lives of 3 years.

l)	Construction in process

Direct costs that are related to the construction of equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in process. Construction in process is transferred to specific plants and equipment items and the depreciation of these assets commences when the assets are ready for their intended use.

m)	Impairment of long-lived assets

All long-lived assets, which include tangible long-lived assets and intangible long-lived assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value. For the period from March 28, 2019 (inception) through December 31, 2019, and the years ended December 31, 2020 and December 31, 2021, the Group recognized impairment loss on construction in process of nil, $40 and nil, respectively.

n)	Fair value of financial instruments

The Group’s financial instruments primarily consist of cash and cash equivalents, accounts receivable. The carrying values of these financial instruments approximate fair values due to their short term in nature.

SAITECH LIMITED

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (cont.)

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This topic also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.

Level 2 —	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Group evaluates its hierarchy disclosures each quarter.

o)	Revenue recognition

In accordance with ASC Topic 606, revenues are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Group performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent.

Sales of products

Revenue generated from sales of products occurs for the sales of digital asset mining machines to end customers. The Group presents the revenue generated from its product sales on a gross basis as the Group acts as the principal and has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. In making this determination, the Group also assesses whether it is primarily obligated in these transactions, is subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators.

Revenues are measured as the amount of consideration the Group expects to receive in exchange for transferring control of products to customers. Consideration from product sales is recorded net of value-added tax, and there is generally no other performance obligation other than the delivery of products. Proceeds from product sales are recognized as revenue at the point in time when the receipt of product is confirmed by the customer.

Hosting service

Revenues generated from hosting service is earned by the Group to perform hosting service and daily maintenance of servers for customers throughout the contractual period. The single performance obligation is to provide an environment for the servers to operate continuously which is satisfied over time. Such hosting service revenue is recognized over time as the performance obligation is satisfied over the term of the contracts with customers.

Agency service

Revenues generated from agency service represents agency service to a customer for discovering electricity resources and identifying business partners abroad. Such agency service revenue is recognized at the point in time when the agency service is completed and confirmed by the customer.

SAITECH LIMITED

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (cont.)

Mining pool services

The Group operates its mining pool, Sai.plus, to enable providers of computing power (“pool participants”) to participate in crypto-mining activities in an efficient manner in the blockchain network, in exchange for a fee (“pool operator fee”) for its coordination efforts as the pool operator. The Group receives all the mining rewards in its own name, and then allocates mining rewards to each pool participant net of the pool operator fees based on the sharing mechanism predetermined. The mining rewards include the block rewards and the transaction verification fees related to the transactions included in the block.

The Group considers itself the principal in transactions with the blockchain networks and recognizes the mining pool revenue on a gross basis. The performance obligation is to create or validate each block. Revenue is recognized at the point when the block creation or validation is complete and the Group has received the rewards. Revenue is measured at the fair value of rewards upon receipt, which is not materially different than the fair value at contract inception. The Group considers itself the principal in transactions with the blockchain networks as it coordinates all the computing power within the mining pool, delivers such aggregated computing power to the blockchain network, collects centrally all mining rewards and distributes them in accordance with the predetermined sharing mechanisms. The Group has control over the pool participants’ computing power. Although the pool participants can enter and exit the pool at will and deploy the qualifying types of mining machines at the choices of the pool participants, during the mining process, the Group dictates the tasks and the participants’ mining machines merely follow the allocation prescribed by the Group. As a result, the Group is primarily responsible for fulfilling the promise to provide the specified service. Further, under existing sharing mechanisms, the Group is exposed to the risk that actual block rewards may differ from expected rewards, therefore, bears the inventory risk before the specified service has been transferred to a customer. The Group provides mining pool services under Sai.plus.

p)	Income taxes

The Group follows the guidance of ASC Topic 740 “Income taxes” and uses liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets, if based on the weight of available evidence, it is more-likely-than-not that the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in statement of operations and comprehensive (loss)/income in the period that includes the enactment date.

q)	Uncertain tax positions

The Group uses a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result, the impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties recognized, if any, will be classified as a component of the provisions for income taxes. The tax returns of the Group’s Hong Kong and PRC subsidiaries and VIE are subject to examination by the relevant local tax authorities. According to the Departmental Interpretation and Practice Notes No.11 (Revised) (“DIPN11”) of the Hong Kong Inland Revenue Ordinance (the “HK tax laws”), an investigation normally covers the six years of the assessment prior to the year of the assessment in which the investigation commences. In the case of fraud and willful evasion, the investigation is extended to cover ten years of assessment. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. For the period from March 28, 2019 (inception) through December 31, 2019, and the years ended December 31, 2020 and 2021, the Group did not have any material interest or penalties associated with tax positions. The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2020 or 2021. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

SAITECH LIMITED

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (cont.)

r)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”), which is comprised of certain members of the Group’s management team. Consequently, the Group has determined that it has two reportable operating segments.

In addition, the Group’s chief operating decision maker makes resource allocation decisions and assesses performance based on the different business operating results instead of the geographic location operating results. Therefore, no geographical segments are presented.

s)	Earnings per share

Earnings (loss) per share is computed in accordance with ASC 260. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. Series Angel and Series Pre-A Preferred Shares issued by the Company qualified as participating securities because they have the same participating rights on the earnings of the Company as ordinary shares on an as-converted basis after the preferred shareholders receive non-cumulative annual dividends up to 100% of the original issue price for each of the preferred shares.

Basic earnings (loss) per ordinary share is computed by dividing net income/(loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the conversion of the preferred shares using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive or in the case of contingently issuable shares that all necessary conditions for issuance have not been satisfied. For the period from March 28, 2019 (inception) through December 31, 2019, and the years ended December 31, 2020 and 2021, there were no dilutive shares.

t)	Share based compensation

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, net of estimated forfeitures, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant-date value of such award that is vested at that date. Forfeiture rates are estimated based on historical and future expectations of employee turnover rates.

u)	Commitments and contingencies

The Group accrues estimated losses from loss contingencies by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired, or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred. As of both December 31, 2020 and 2021, there were no contingent liabilities relating to litigations against the Group.

SAITECH LIMITED

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (cont.)

v)	Leases

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”. The amendments in this ASU requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities.

w)	Fair value of Class A Ordinary Shares

The following table sets forth the fair value of the Class A Ordinary Shares estimated at the issuance date of each series of Preferred Shares during the periods presented in the consolidated financial statement with the assistance from an independent valuation firm:

Valuation date	Fair Value per Class A Ordinary Share (US$)	Volatility	Risk-free rate
March 28, 2020	0.06	128%	0.41%
September 14, 2020	0.15	126%	0.27%
April 22, 2021	0.45	138%	1.03%

Because there has been no public market for our ordinary shares, the Group, with the assistance from an independent valuation firm, evaluated the use of market approach to estimate the implied equity value of the Group from latest external investment and the backsolve method was relied when determining the fair value of Class A Ordinary Share at the issuance date of each series of Preferred Shares for the purpose of identifying if any BCF should be bifurcated.

The major assumption used in calculating the fair value of Class A ordinary share include:

Volatility:    The volatility is based on the historical share price volatility of comparable companies.

Risk-free rate:    The risk-free rate is based on the yield of U.S. government bonds on the valuation date.

The determination of the fair value of our Class A ordinary shares requires complex and subjective judgments to be made regarding our unique business risks, probability of different exit scenario and our operating history at the time of valuation. These assumptions are inherently uncertain and highly subjective. If different estimates and assumptions had been used, our Class A Ordinary Shares valuations could be significantly different and related BCF may be materially impacted.

x)	Recent issued or adopted accounting standards

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendments in this ASU require the measurement and recognition of expected credit losses for financial assets held at amortized cost. The amendments in this ASU replace the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, which among other things, clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. For public entities, the amendments in these ASUs are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. According to ASU 2019-10, the effective date of ASU No. 2016-13 and its subsequent updates for all other entities was deferred to for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group is currently evaluating the impact on its consolidated financial position and results of operations upon adopting these amendments.

SAITECH LIMITED

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (cont.)

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s consolidated financial position and results of operations upon adoption.

3.	Inventories

	As of December 31, 2020	As of December 31, 2021
	US$	US$
Digital assets mining machines	900	—
Heat recovery cabinet	—	198
	900	198

No lower of cost or net realizable value adjustment was recorded for the year ended at December 31, 2020 and 2021.

4.	Deposits, Prepayments and Other Current Assets, net

	As of December 31, 2020	As of December 31, 2021
	US$	US$
Deposits for office spaces leases	17	133
Prepaid technology development fee	59	—
Prepaid purchase of inventory	—	147
Staff advances	35	38
Deductible VAT tax	181	617
Other current assets	6	13
Deposits, prepayments and other current assets, cost	298	948
Less: bad debt provision	(5)	(—)
Deposits, prepayments and other current assets, net	293	948

The following represents a roll-forward of bad debt provision:

	For the years ended December 31,
	2020	2021
	US$	US$
Beginning balance	—	5
Provision made during the period	5	—
Disposal of a subsidiary		(5)
Ending balance	5	—

SAITECH LIMITED

Notes to Financial Statements

5.	Property and Equipment, Net

	As of December 31, 2020	As of December 31, 2021
	US$	US$
Electronic equipment	162	3,351
Furniture, fixtures and other equipment	209	1,034
Motor vehicles	6	—
Plants	—	89
Property and equipment, cost	377	4,474
Less: accumulated depreciation	(37)	(129)
	340	4,345

Depreciation expenses for the period from March 28, 2019 (inception) through December 31, 2019, and the years ended December 31, 2020 and 2021 were approximately $1, $34 and $152, respectively.

6.	Intangible Assets, Net

	As of December 31, 2020	As of December 31, 2021
	US$	US$
Purchased software	460	344
Less: accumulated amortization	(51)	(79)
	409	265

Amortization expenses for the period from March 28, 2019 (inception) through December 31, 2019, and the years ended December 31, 2020 and 2021 were approximately nil, $49 and $157, respectively.

7.	Operating Leases

The Group entered into various operating lease agreements for operation in Kazakhstan, which was started in August, 2021 and office lease. The remaining lease terms ranges from 2.5 to 3 years. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table presents the operating lease related assets and liabilities recorded on the Group’s consolidated balance sheet.

	As of December 31, 2020	As of December 31, 2021
	US$	US$
Right-of-use assets	—	43
Impairment of right-of-use assets	—	—
Right-of-use assets, net	—	43
Operating lease liabilities – current	—	17
Operating lease liabilities – non-current	—	27
Total operating lease liabilities	—	44

For the year ended December 31, 2020, the Group recorded nil short-term lease costs. For the year ended December 31, 2021, the Group recorded short-term lease costs of US$7,500. Cash paid for amounts included in the measurement of operating lease liabilities were nil, nil and nil for the period from March 28, 2019 (inception) through December 31, 2019, and the years ended December 31, 2020 and 2021, respectively. As of December 31, 2021, the weighted average remaining lease term was 2.4 years and the weighted average discount rate was 5.9%.

SAITECH LIMITED

Notes to Financial Statements

7.	Operating Leases (cont.)

The following table summarizes the maturity of operating lease liabilities as of December 31, 2021:

US$
2022	18
2023	18
2024	13
Total	49
Less: imputed interest	(5)
Present value of lease liabilities	44

8.	Income Taxes

The entities within the Group file separate tax returns in the respective tax jurisdictions in which they operate.

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands (“BVI”)

Under the current laws of the BVI, the Group’s subsidiaries incorporated in BVI are not subject to tax on income or capital gains. Additionally, upon payments of dividends by the BVI company to its respective shareholders, no BVI withholding tax will be imposed.

Hong Kong, PRC

Under the current Hong Kong tax laws, a two-tier corporate income tax system was implemented in Hong Kong, which is 8.25% for the first HK$2.0 million profits, and 16.5% for the subsequent profits. Under the HK tax laws, it is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from Hong Kong subsidiaries to the Company are not subject to any Hong Kong withholding tax.

Mainland, PRC

The Group’s PRC subsidiaries and VIE are governed by the income tax law of the PRC and are subject to the PRC enterprise income tax (“EIT”). The EIT rate of PRC is 25%, which applies to both domestic and foreign invested enterprises. The income tax rate of Group’s PRC subsidiaries is 25%.

The income tax rate of the Company’s VIE and VIE subsidiary is 25% for the period from March 28, 2019 (inception) through December 31, 2019, and the years ended December 31, 2020 and 2021.

For the period from March 28 (inception) to December 31, 2019, and the years ended December 31, 2020 and 2021, the Group’s income tax expense consisted of:

	From March 28 (inception) to December 31,	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
Current tax expense	—	33	24
Deferred tax (benefit)/expense	(30)	20	—
	(30)	53	24

SAITECH LIMITED

Notes to Financial Statements

8.	Income Taxes (cont.)

A reconciliation of the income tax expense determined at the PRC statutory income tax rate to the Group’s actual income tax expense is as follows:

	From March 28 (inception) to December 31,	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
(Loss)/Profit before income tax expense	(108)	456	(16,680)
PRC statutory income tax rate	25%	25%	25%
Income tax at PRC statutory income tax rate	(27)	114	(4,170)
Super deduction of qualified R&D expenditures	(4)	(65)
Expenses not deductible	1	3	4,141
Change in valuation allowance	—	1	53
Income tax expense	(30)	53	24

The Group’s deferred tax assets at December 31, 2020 and 2021 were as follows:

	As of December 31, 2020	As of December 31, 2021
	US$	US$
Deferred tax assets	13	53
Less, valuation allowance	(1)	(53)
Deferred tax assets, net	12	—

The following represents a roll-forward of the valuation allowance:

	From March 28 (inception) to December 31,	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
Beginning balance	—	—	1
Allowance made during the period	—	1	52
Ending balance	—	1	53

Full valuation allowance was provided to deferred tax assets for the year ended December 31, 2021, as the net operating losses carryforwards of the Group’s VIE in mainland China are not expected to be utilized before expiration due to the termination of VIE agreements on August 31, 2021, and our WOFE in China is positioned as a research and development center that is not expected to generate sufficient profit to utilize the losses.

9.	Redeemable Preferred Shares

Series A Preferred Shares Issuance

On April 22, 2021, the Company entered into an investment agreement with certain investors, to issue 16,466,767 series A preferred shares (“Series A Preferred Shares”), with par value of US$0.0001 each, for an aggregated consideration of US$8,156. The issuance price of the Series A Preferred Shares is US$0.4953.

In addition, the Company was committed to issue 9,864,312 Series Pre-A Preferred Shares to three shareholders holding a total 7.99% equity interest of Beijing SAI, who are currently in the progress of changing from a shareholder of Beijing SAI to a direct investor of the Company (Note 1). The 9,864,312 Series Pre-A

Preferred Shares will be issued to the three shareholders once they have obtained all approval from PRC government and their capital contribution in the Company has been completed.

SAITECH LIMITED

Notes to Financial Statements

9.	Redeemable Preferred Shares (cont.)

Automatic conversion event was added for Series Angel, Series Pre-A and Series A preferred shares along with the issuance of Series A Preferred Shares on April 22, 2021, which is each series of Preferred Shares shall automatically be converted into Class A Ordinary Shares, at the then applicable conversion price upon (i) closing of a Qualified Initial Public Offering (“Qualified IPO”) or (ii) the written approval of the holders of a majority of each respective series of preferred shares.

The Beneficial conversion feature (“BCF”) exists when the conversion price of the Series A Preferred Shares is lower than the fair value of the Class A Ordinary Shares at the commitment date, which is the issuance date of Series A Preferred Shares. No BCF was recognized for the Series A Preferred Shares as the fair value of the Class A Ordinary Shares at the commitment date was less than its most favorable conversion price. The fair value of the Company’s Class A Ordinary Shares was determined with the assistance of an independent third-party valuation firm.

Additional Preferences of Preferred Shares after the Reorganization

Additional Redemption Rights

Upon the Reorganization, a new redemption event is added that Series Angel, Series Pre-A and Series A Preferred Shares are redeemable after the sixth anniversary of the issuance of Series A Preferred Shares (April 22, 2021) if a Qualified IPO or trade sale (the sales, through one or a series of transactions, of all or substantially all of the equity securities or assets or undertaking of the Company) does not occur.

As it was not probable for the Redemption Event to happen before the reorganization, the Preferred Shares were not considered currently redeemable, and no accretions were made until the reorganization when the Qualified IPO and trade sale redemption term is added. The Group accretes changes in the redemption value from the date of reorganization and continue until such time to the redemption (6 years) date using interest method at a simple annual interest rate of 10%. The accretion will be recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges should be recorded by increasing the accumulated deficit.

The Preferred Shares are classified in mezzanine equity between the liabilities and the permanent equity on the consolidated balance sheets due to the conditional redemption right upon the occurrence of the redemption events which are beyond the Group’s control. As of December 31, 2020 and 2021, the mezzanine equities are $3,218 and $12,473, respectively.

The change in the number of redeemable preferred shares for the years ended December 31, 2020 and 2021 is as follows:

	For the years ended December 31,
	2020	2021
	(‘000)	(‘000)
Number of redeemable preferred shares
Opening balance	—	21,000
Issuance of Series Angel Preferred Shares(1)	4,000	—
Conversion of Beijing SAI preferred shares due to reorganization(1)	—	(21,000)
Issuance of Series Angel Preferred Shares of the Company due to reorganization(2)	—	7,289
Issuance of Series Pre-A Preferred Shares of the Company due to reorganization(3)	17,000	13,974
Issuance of Series A Preferred Shares(4)	—	16,467
Ending balance	21,000	37,730

(1)	The investment in a PRC entity is not presented in the form of single unit share, but the amount and percentage in paid-in capital of the entity. The number of shares presented is under the assumption that RMB1 ($0.15) is equal to 1 unit of share.

SAITECH LIMITED

Notes to Financial Statements

9.	Redeemable Preferred Shares (cont.)

(2)	Series Angel Preferred Shares have a par value of $0.0001, with 7,288,630 shares authorized and issued.

(3)	Series Pre-A Preferred Shares have a par value of $0.0001, with 13,974,442 shares authorized. The number of Series Pre-A Preferred Shares issued during 2021 includes 4,110,130 Series Pre-A Preferred Shares issued at reorganization and 9,864,312 Series Pre-A Preferred Shares to be issued upon exercise of the warrants that were granted to three investors of Beijing SAI, as the exercise of these warrants were considered to be administrative procedures and the Company does not expect any circumstances under which those shares would not be issued. The $1.86 million for the exercise of the warrants is considered to be paid by the warrant holders at their Series Pre-A investment on Beijing SAI in September 2020. The administrative procedures for the exercise of the warrants have been completed and the funds were received by SAI on September 9, 2021, and the 9.8 million Series Pre-A Preferred Shares were issued on the same date. The Company considered the Series Pre-A Preferred Shares should be retrospectively stated in the financial statements as if they had been issued on September 2020 and were considered outstanding as of the balance sheet date.

(4)	Series A Preferred Shares has a par value of $0.0001, with 17,247,608 shares authorized and 16,466,767 shares issued.

The change in the balance of the mezzanine equities for the years ended December 31, 2020 and 2021 is as follows:

	For the years ended December 31,
	2020	2021
	US$	US$
Opening balance	—	3,218
Series Angel Preferred Shares(1)	613	—
Series A Preferred Shares(2)	2,605	8,156
Accretion during the period(3)	—	1,064
Currency translation adjustment	—	35
Ending balance	3,218	12,473

(1)	The issuance of Series Angel Preferred Shares on March 28, 2020, pursuant to which 6.67% of the equity interest of Beijing SAI were transferred for a total consideration of RMB4,000 ($613).

(2)	The issuance of Series A Preferred Shares of 16,466,767 on April 22, 2021, with the par value of $0.0001, for the total consideration of $2,605.

(3)	Accretion provided for the redemption rights for Series Angel, Series Pre-A and Series A Preferred Shares to the redemption value.

10.	Restricted Net Assets

The Group’s operations are conducted through its PRC subsidiary and historically the VIE. Relevant PRC statutory laws and regulations permit payments of dividends by its PRC subsidiary and VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital, additional paid-in capital of the PRC subsidiary and VIE, including the mezzanine equity which are part of the paid in capital and additional paid-in capital of the VIE, included in the Group’s consolidated net assets are also non-distributable for dividend purposes.

In accordance with the PRC regulations on Enterprises with Foreign Investment, a WOFE established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A WOFE is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The Group’s WOFE is subject to the above mandated restrictions on distributable profits.

SAITECH LIMITED

Notes to Financial Statements

10.	Restricted Net Assets (cont.)

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide a statutory common reserve of at least 10% of its annual after-tax profit until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. A domestic enterprise is also required to provide for a discretionary surplus reserve, at the discretion of the board of directors. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The Group’s PRC consolidated entities are subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations, the Group’s PRC subsidiary and VIE are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2020 and December 31, 2021, net assets restricted in the aggregate, which include paid-in capital, additional paid-in capital and statutory reserve funds of the Group’s PRC subsidiary and VIE that are included in the Company’s consolidated net assets were approximately $3,399 and $7,510, respectively.

11.	Employee Defined Contribution Plan

Full time employees of the Group’s subsidiaries and VIE in PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. The related labor regulations of PRC require that the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The employee benefits were expensed as incurred. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts for such employee benefits were nil, $9 and $93 for the period from March 28, 2019 (inception) through December 31, 2019, and the years ended December 31, 2020 and 2021, respectively.

12.	Share-based Payment

On September 8, 2021, the Company granted 8,979,600 restricted Class A Ordinary Shares to Make World Better Limited (“Recipient”), which is an entity wholly owned by Mr. Fan Yinliang (“Mr. Fan”) who is a consultant to the Company. The restricted shares are granted with a purchase price of $0.0001 per share and are fully vested upon grant and was fully issued as of December 31,2021. This grant is to reward Mr. Fan for his service of introducing digital asset mining resources providers outside China. This share-based payment, which was $14,457, was accounted for as sales and marketing expenses based on the Group’s fair value at the grant date.

13.	Concentration of Risk

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and due from related parties. As of December 31, 2021, all of the Groups’ cash and cash equivalents was held by major financial institutions located in PRC, Hong Kong and Cayman. The Group believes that these financial institutions are of high credit quality. For accounts receivable, the Group extends credit based on an evaluation of the customer’s financial condition, generally without requiring collateral or other security. Further, the Group reviews the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, the Group considers that the Group’s credit risk for accounts receivable is significantly reduced. For amount due from related parties, the Group provides advances to the officers for daily operation. The credit risk is mitigated by ongoing monitoring process of outstanding balance and timely collection when there is no immediate need for such advances.

SAITECH LIMITED
Notes to Financial Statements

13.	Concentration of Risk (cont.)

Concentration of customers

The following tables summarized the information about the Group’s concentration of customers as of and for the years ended December 31, 2021 and 2020, respectively:

	A	B	C	D	E	F	G	H	I	J	K	L	M
Year Ended December 31, 2021
Revenues, customer concentration	20%	14%	36%	11%	*	*	—	—	—	—	—	—	—
Year Ended December 31, 2021
Purchases, supplier concentration	—	—	—	—	—	—	19%	—			16%	*	*
As of December 31, 2021
Accounts receivable, customer concentration	*	—	—	—	—	100%	—	—	—	—	—	—	—
As of December 31, 2021						—
Accounts payable, supplier concentration	—	—	—	—	—	—	—	—	—	—	—	—	99%

	A	B	C	D	E	G	H	I	J	K	L
Year Ended December 31, 2020
Revenues, customer concentration	37%	35%	*	*	*	—	—	—	—	—	—
Year Ended December 31, 2020
Purchases, supplier concentration	—	—	—	—	—	43%	20%	17%	12%	*	*
As of December 31, 2020
Accounts receivable, customer concentration	*	65%	13%	11%	10%	—	—	—	—	—	—
As of December 31, 2020
Accounts payable, supplier concentration	—	—	—	—	—	41%	—	—	35%		14%

*	Less than 10%.

—	No transaction incurred during the year/no balance existed as of the balance sheet date.

14.	Commitments and Contingencies

Operating lease commitment:

The information of operating lease commitment is provided in Note 8.

15.	Earnings/(Loss) Per Share

Basic and diluted loss per ordinary share for each of the period presented is calculated as follows:

	From March 28 (inception) to December 31,	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
Numerators
Net profit (loss)	(78)	403	(16,704)
Less: Net income allocated to Series Angel and Series Pre-A preferred share	—	(403)	—
Accretion on mezzanine equities	—	—	(1,064)
Adjusted net profit (loss)	(78)	—	(17,768)
Denominators
Weighted average number of ordinary shares outstanding-Basic and diluted	92,980,464	93,061,216	93,061,216
Earnings/(Loss) per ordinary share-Basic and diluted	(0.001)	—	(0.19)

SAITECH LIMITED

Notes to Financial Statements

15.	Earnings/(Loss) Per Share (cont.)

Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) are excluded from the calculation of diluted loss per share. For the period from March 28, 2019 (inception) through December 31, 2019, and the years ended December 31, 2020 and 2021, the Company had no dilutive shares.

16.	Amount due from/(to) related parties

The following is a list of the related parties with whom the Group conducted transactions during the years ended December 31, 2019, 2020 and 2021, and their relation with the Group:

Name of the related parties	Relation with the Group
Mr. Risheng Li	Founder, chairman of board of director, chief executive officer
Mr. Liedong Wang	Senior executive officer
Mr. Dahan Bao	Senior executive officer

	As of December 31, 2020	As of December 31, 2021
	US$	US$
Amount due from related parties
Mr. Risheng Li	203	—
Mr. Liedong Wang	401	—
Mr. Dahan Bao	31	—
	635	—

	As of December 31, 2020	As of December 31, 2021
	US$	US$
Amount due to related parties
Beijing SAI	—	30
	—	30

Amount due from related parties represents cash advanced to these officers for operation of the Company and are all subsequently collected. Amount due to related parties represents reimbursement payable to the management used for daily operation.

The related party transactions summarized by different natures are as follows:

	From March 28 (inception) to December 31,	For the years ended December 31,
	2019	2020	2021
	US$	US$	US$
Settlement of advance to related parties for daily operation
Mr. Risheng Li	—	406	235
Mr. Liedong Wang	45	396	415
Mr. Dahan Bao	—	31	30

Repayment from related parties
Mr. Risheng Li	—	203	36
Mr. Liedong Wang	18	22	14
Mr. Dahan Bao	—	—	—

SAITECH LIMITED

Notes to Financial Statements

17.	Segment Information

The Company applies ASC 280, Segment Reporting, in determining its reportable segments. The Company has two reportable segments: equipment sales & hosting and mining pool business. The guidance requires that segment disclosures present the measure(s) used by the Chief Operating Decision Maker (“CODM”) to decide how to allocate resources and for purposes of assessing such segments’ performance. The Company’s CODM is comprised of several members of its executive management team who use revenue and cost of revenues of our three reporting segments to assess the performance of the business of our reportable operating segments. As a result, the Company has two reportable segments, including equipment sales & hosting and mining pool business.

The following table details revenue and cost of revenues for the Company’s reportable segments for the period from March 28, 2019 (inception) through December 31, 2019, and the years ended December 31, 2020 and 2021, and reconciles to net income (loss) in the consolidated statements of operations (in thousands):

Saitech Limited
Notes to Consolidated Financial Statements
(in thousands, except for share and per share amounts)

	From March 28 (inception) to December 31,	Years Ended December 31,
	2019	2020	2021
Reportable segment revenue:
Revenue – equipment & hosting	$—	$1,957	$9,558
Revenue – mining pool	—	—	7,480
Total segment and consolidated revenue	—	1,957	17,038
Reportable segment cost of revenue
Cost of revenues – equipment & hosting	—	1055	8,382
Cost of revenues – mining pool	—	—	7,392
Total segment and consolidated cost of revenues	—	1,055	15,774
Reconciling Items:
Selling, general and administrative expenses	(90)	(232)	(17,162)
Research development expenses	(18)	(348)	(419)
Impairment of long-lived assets	—	(40)	(135)
Other income (expense)	—	174	(228)
Income tax benefit/(expense)	30	(53)	(24)
Net Profit (loss)	$(78)	$403	$(16,704)

18.	Subsequent Events

On April 29, 2022 the Company was merged into SAI.TECH Global Corporation and its Class A ordinary shares and warrants began trading on the Nasdaq Stock Market under the ticker symbols “SAI” and “SAIW” on May 2, 2022, respectively.

19.	Parent Only Information

The Company was incorporated on February 2, 2021 and became parent company of the Group upon the completion of the Reorganization on April 22, 2021. The following disclosures presented the financial positions of the Parent Company as of December 31, 2020 and 2021, and results of operations and cash flows for the period from March 28, 2019 (inception) through December 31, 2019, and the years ended December 31, 2020 and 2021, as if the current corporate structure has been in existence throughout the periods presented.

The unaudited condensed financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Parent Company used the equity method to account for investments in its subsidiaries, VIE and VIE’s subsidiary.

SAITECH LIMITED

Notes to Financial Statements

19.	Parent Only Information (cont.)

The Company is a Cayman Islands company, therefore, is not subjected to income taxes for all years presented.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

Condensed Balance Sheets
(In thousands, except for share and per share data, or otherwise stated)

	As of December 31, 2020	As of December 31, 2021
	US$	US$
Assets
Cash	—	3,311
Amount due from subsidiaries and VIE(1)	—	—
Accounts receivable		1,174
Amounts due from related parties		7,400
Long-term investment		100
Investments in subsidiaries and VIE	3,714	—
Cryptocurrencies		4
Operating lease right-of-use assets		43
Total Assets	3,714	12,032
Accounts payable	—	1,259
Operating lease liabilities-current	—	17
Operating lease liabilities-non-current	—	27
Total Liabilities	—	1,303
Mezzanine equities	3,218	12,473
Equity:
*Class A Ordinary shares (US$0.0001 par value; 387,448,504 shares authorized; 19,020,400 shares issued and outstanding as of December 31, 2020 and December 31, 2021, respectively)	2	2
*Class B Ordinary shares (US$0.0001 par value; 72,000,000 shares authorized, issued and outstanding as of December 31, 2020 and December 31, 2021, respectively)	7	7
*Series Seed Preferred Shares ($0.0001 par value; 2,040,816 shares authorized, issued and outstanding as of December 31, 2020 and December 31, 2021, respectively)	1	1
Subscription receivable	(9)	(9)
Additional paid-in capital	147	12,920
Statutory reserves	33	—
Retained earnings/(accumulated deficit)	292	(14,747)
Accumulated other comprehensive income/(loss)	23	82
Total equity	496	(1,744)
Total Liabilities and Equity	3,714	12,032

SAITECH LIMITED

Notes to Financial Statements

19.	Parent Only Information (cont.)

Condensed Statements of Operations
(In thousands, except otherwise stated)

	From March 28 (inception), 2019 to December 31,	For the year ended December 31,
	2019	2020	2021
	US$	US$	US$
Revenue	—	—	2,527
Cost of revenue	—	—	(2,302)
General and administrative expenses	—	—	(508)
Sales and marketing expenses	—	—	(14,464)
Share of loss from subsidiaries and VIE	(78)	403	(309)
Net loss	(78)	403	(15,656)

Condensed Statements of Cash Flows
(In thousands, except otherwise stated)

	From March 28 (inception), 2019 to December 31,	For the year ended December 31,
	2019	2020	2021
	US$	US$	US$
Cash flows from operating activities	—	—	(209)
Investment in subsidiaries and VIE	(148)	(2,923)	(7,500)
Collection of due from subsidiaries and VIE		—	2,828
Cash flows used in investing activities	(148)	(2,923)	(4,672)
Proceeds from issuance of redeemable preferred shares	148	2,923	8,191
Cash flows from financing activities	148	2,923	8,191
Effect of exchange rate changes	—	—	—
Net change in cash and cash equivalents	—	—	3,310
Cash and cash equivalents at beginning of the period	—	—	—
Cash and cash equivalents at end of the period	—	—	3,310